Med-X, Inc.

8236 Remmet Avenue

Canoga Park, California 91304

June 19, 2019

Via: EDGAR

Division of Corporate Finance

Office of Healthcare & Insurance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey Gabor, Special Counsel

Re:	Request for Withdrawal: 1-A-W
Offering Statement on Form 1-A POS (SEC File No. 024-10472)

Ladies and Gentlemen:

Med-X, Inc. hereby requests withdrawal of the post-qualification amendment number 7 to its Offering Statement on Form 1-A POS (SEC File No. 024-10472) filed with the Securities and Exchange Commission on May 23, 2019. The filing was made in error.

Please call Mark J. Richardson of Richardson & Associates at (310) 393-9992 with any questions you may have with respect to this request.

Sincerely,

Med-X, Inc.

/s/ Matthew Mills
Matthew Mills, President

cc:	Mark J. Richardson, Esq.
Richardson & Associates